EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use of our reports dated March 11, 2014 on the consolidated balance sheets of Uranerz Energy Corporation (the “Company”) as at December 31, 2013 and 2012 and the related consolidated statements of comprehensive loss, cash flows and stockholders’ equity (deficit) for each of the three years in the three-year period ended December 31, 2013 and accumulated from May 26, 1999 (Date of Inception) to December 31, 2013 and also on the effectiveness of internal control over financial reporting that are included in the Company’s Form 10-K for the year ended December 31, 2013 which is incorporated by reference in the Company’s MJDS Prospectus and also consent to the reference to our firm under the caption “Experts” in such Prospectus.

  /s/ “Manning Elliott LLP”

CHARTERED ACCOUNTANTS

Vancouver, Canada

July 7, 2014